UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated May 24, 2016, announcing the Company's financial and operating results for the first quarter ended March 31, 2016.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: May 24, 2016	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title	President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces First Quarter 2016 Financial Results

Generates Record Sales Volumes and Solid Operational Efficiency

New York, NY, May 24, 2016 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the first quarter ended March 31, 2016.

First Quarter Financial Highlights

•	Recorded record sales volumes of 4,212,636 metric tons.
•	Achieved gross profit of $80.9 million.
•	Generated operating income of $18.3 million.
•	Recorded net income attributable to Aegean shareholders of $11.8 million or $0.24 basic and diluted earnings per share.
•	Generated EBITDA of $27.1 million.

First Quarter Operational Highlights

•	Commenced operations in Algoa Bay, South Africa, further expanding global platform.
•	Operated storage facilities, including the Fujairah terminal, at or near 100% capacity.
•	Strategically relocated certain vessels from lower-activity markets to higher-growth regions.

E. Nikolas Tavlarios, Aegean's President, commented, "In the first quarter, we recorded record sales volumes despite low commodity prices, including fuel oil at its lowest point since 2003, which impacted gross spread. Despite this economic headwind, our unique business model enabled Aegean to capitalize on growth opportunities across our global platform serving 33 markets with more than 60 ports. Consistent with our goal of opportunistically entering new markets, we launched bunkering operations in Algoa Bay, a market with strong growth potential. We are pleased with the progress to date in this and remain committed to providing customers with a faster, more efficient and affordable alternative in the region."

Mr. Tavlarios continued, "To ensure Aegean is well positioned for continued success, we have addressed and are implementing a number of initiatives to drive efficiency and reduce costs to strengthen the Company. These initiatives include maximizing efficient use of our diversified platform, reducing expenses across the organization, and optimizing and investing resources in the most attractive markets. As we move forward, we are confident that these decisive actions will ensure Aegean is positioned for future growth and value creation for shareholders."
1

Generating Solid Financial Results

•
Revenue – The Company reported total revenue of $752.9 million for Q1 2016, a decrease of 25.8% compared to the same period in 2015 due to the drop in oil prices. Voyage and other revenues decreased to $18.1 million or by 12.1% compared to the same period in 2015.

•
Gross profit – Gross Profit, which equals total revenue less directly attributable cost of revenue increased by 0.4% to $80.9 million in the first quarter of 2016 compared to $80.6 million in the same period in 2015.

•	Operating Expense – The Company reported operating expense of $62.6 million, an increase of $2.0 million or 3.3% compared to the same period in prior year.

•	Operating Income – Operating income for Q1 was $18.3 million, a decrease of 9.0% compared to the same period in prior year.

•
Net Income – The Company achieved net income attributable to Aegean shareholders for the three months ended March 31, 2016 of $11.8 million, or $0.24 basic and diluted earnings per share a decrease of $0.4 million or 3.3% compared to the same period in 2015.

Operational Metrics

•
Sales Volume – For the three months ended March 31, 2016, the Company reported record marine fuel sales volumes of 4,212,636 metric tons, an increase of 44.5% compared with the same period in 2015. Marine fuel sales volume excluding bulk trading was 4,120,114 metric tons, an increase of 41.3% compared with the same period in 2015.

•	EBITDA Per Metric Ton – For the three months ended March 31, 2016, the Company reported EBITDA per metric ton sold of $6.44. EBITDA per metric ton in the prior year period was $9.58 per metric ton.

•
Gross Spread Per Metric Ton – For the three months ended March 31, 2016, the Company reported gross spread per metric ton on an aggregate basis of $17.6 per metric ton. Gross spread per metric ton in the prior year period was $24.1 per metric ton.

Liquidity and Capital Resources

•
Net cash provided by operating activities was $10.9 million for the three months ended March 31, 2016. Net income as adjusted for non-cash items (as defined in Note 9 below) was $50.9 million for the period.

•	Net cash used in investing activities was $8.8 million for the three months ended March 31, 2016, primarily due to the acquisition of a second hand vessel.

•	Net cash used in financing activities was $6.0 million for the three months ended March 31, 2016, mainly due to the repayment of short-term debt.
2

•
As of March 31, 2016, the Company had cash and cash equivalents of $135.9 million and working capital of $361.2 million. Non-cash working capital, or working capital excluding cash and debt, was $489.5 million.

•
As of March 31, 2016, the Company had $957.7 million undrawn amounts under its working capital facilities and $135.9 million of unrestricted cash and cash equivalents to finance working capital requirements.

•
The weighted average basic and diluted shares outstanding for the three months ended March 31, 2016 was 47,545,710. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2015 was 46,840,532 respectively.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "We are proud to have achieved our 21st consecutive quarter of profitability.  We continue to take decisive actions to maintain our strong financial position and significant liquidity in the current challenging environment.  Aegean has continued to perform in a variety of market conditions and has executed a plan to increase earnings per share of more than 57% on an adjusted basis over the last four years. We have a track record of maintaining a strong balance sheet, responsibly managing our debt and successfully and quickly de-levering. We are confident the financial and operational actions we are taking will help enable Aegean to continue enhancing value for our shareholders in the near- and long-term."
3

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended March 31,
	2015	2016
	(in thousands of U.S. dollars, unless otherwise stated
Income Statement Data:
Revenues - third parties	$1,010,956	$748,516
Revenues - related companies	4,147	4,416
Total revenues	1,015,103	752,932
Cost of revenues - third parties	892,272	661,626
Cost of revenues - related companies	42,209	10,438
Total cost of revenues	934,481	672,064
Gross profit	80,622	80,868
Operating expenses:
Selling and distribution	49,817	50,772
General and administrative	10,306	11,496
Amortization of intangible assets	374	300
Loss on sale of vessels, net	130	-
Operating income	19,995	18,300
Net financing cost	(9,326)	(9,361)
Foreign exchange gain, net	34	239
Income taxes benefit	1,521	2,592
Net income attributable to AMPNI shareholders	$12,224	$11,770
Basic earnings per share (U.S. dollars)	$0.25	$0.24
Diluted earnings per share (U.S. dollars)	$0.25	$0.24

EBITDA(1)	$27,807	$27,147

Other Financial Data:
Gross spread on marine petroleum products(2)	$71,610	$75,068
Gross spread on lubricants(2)	1,239	734
Gross spread on marine fuel(2)	70,371	74,334
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	24.1	17.6
Net cash (used in) / provided by operating activities	(23,751)	10,944
Net cash used in investing activities	(2,844)	(8,755)
Net cash used in financing activities	$(5,151)	$(6,024)

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,915,450	4,212,636

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	48.0	49.0
Average number of owned bunkering tankers(4)(5)	48.0	49.0
Special Purpose Vessels, end of period (6)……………	1.0	1.0
Number of operating storage facilities, end of period(7)	15.0	14.0

4

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2015	As of March 31, 2016

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	139,314	135,886
Gross trade receivables	317,152	333,699
Allowance for doubtful accounts	(7,278)	(8,059)
Inventories	114,531	117,826
Current assets	730,950	740,638
Total assets	1,445,555	1,456,501
Trade payables	72,417	73,688
Current liabilities (including current portion of long-term debt)	384,555	379,426
Total debt	705,559	703,139
Total liabilities	824,029	821,797
Total stockholder's equity	621,526	634,704

Working Capital Data:
Working capital(8)	346,395	361,212
Working capital excluding cash and debt(8)	477,594	489,458

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended March 31,
	2015	2016
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	12,224	11,770

Add: Net financing cost including amortization of financing costs	9,326	9,361
Add: Income tax benefit	(1,521)	(2,592)
Add: Depreciation and amortization excluding amortization of financing costs	7,778	8,608

EBITDA	27,807	27,147

5

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements, in which the Company purchases cargos of marine fuel for its floating storage facilities. Transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended March 31,
	2015	2016

Sales of marine petroleum products	994,545	734,815
Less: Cost of marine petroleum products sold	(922,935)	(659,747)
Gross spread on marine petroleum products	71,610	75,068
Less: Gross spread on lubricants	(1,239)	(734)
Gross spread on marine fuel	70,371	74,334

Sales volume of marine fuel (metric tons)	2,915,450	4,212,636

Gross spread per metric ton of marine fuel sold (U.S. dollars)	24.1	17.6

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not include the sales volume of lubricants in the calculation of gross spread per metric ton of marine fuel sold.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.
6

7.
The Company owns two barges, the Mediterranean and Umnenga, as floating storage facilities in Greece and South Africa. The Company also operates on-land storage facilities in Las Palmas, Fujairah, Tangiers, Panama, the U.S.A., Hamburg and Barcelona.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

First Quarter 2016 Dividend Announcement
On May 23, 2016, the Company's Board of Directors declared a first quarter 2016 dividend of $0.02 per share payable on June 21, 2016 to shareholders of record as of June 7, 2016. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Wednesday, May 25th, 2016 at 8:30 A.M. Eastern Time, to discuss its first quarter results. Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link. The conference call also may be accessed via telephone by dialing (888) 438-5491 (for U.S.-based callers) or (719) 325-2428 (for international callers) and enter the passcode: 6450144.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the code 6450144 to access the audio replay. The webcast will also be archived on the Company's website:
http://www.ampni.com.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 33 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com
7

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098

8

Exhibit 2
AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2016 AND DECEMBER 31, 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)
	March 31, 2016	December 31, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$135,886	$139,314
Trade receivables, net of allowance for doubtful accounts of $8,059 and $7,278, as of March 31, 2016 and December 31, 2015, respectively	325,640	309,874
Trade receivables from related parties	17,388	18,963
Due from related companies	8,742	6,887
Derivative asset	-	22,416
Inventories	117,826	114,531
Prepayments and other current assets, net of allowances for doubtful accounts of $565 as of March 31, 2016 and December 31, 2015	131,961	116,004
Deferred tax asset	2,366	2,133
Restricted cash	829	828
Total current assets	740,638	730,950

FIXED ASSETS:
Advances for other fixed assets under construction	398	398
Vessels, cost	489,013	480,346
Vessels, accumulated depreciation	(113,662)	(109,328)
Vessels' net book value	375,351	371,018
Other fixed assets, net	244,764	246,783
Total fixed assets	620,513	618,199

OTHER NON-CURRENT ASSETS:
Deferred charges, net	19,779	20,551
Intangible assets	8,478	8,778
Goodwill	66,031	66,031
Other non-current assets	1,062	1,046
Total non-current assets	95,350	96,406

Total assets	1,456,501	1,445,555

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings, net of deferred financing costs	234,806	247,406
Current portion of long-term debt, net of deferred financing costs	30,155	23,935
Trade payables to third parties	73,688	72,413
Trade payables to related companies	-	4
Other payables to related companies	1,164	1,186
Deferred tax liability	-	990
Derivative liability	4,890	-
Accrued and other current liabilities	34,723	38,621
Total current liabilities	379,426	384,555

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	438,178	434,218
Deferred tax liability	907	2,563
Derivative liability	742	420
Other non-current liabilities	2,544	2,273
Total non-current liabilities	442,371	439,474

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at March 31, 2016 and December 31, 2015; 52,008,492 and 51,382,492 shares issued and 50,036,853 and 49,410,853 shares outstanding at March 31, 2016 and December 31, 2015, respectively	520	514
Treasury stock $0.01 par value; 1,971,639 shares, repurchased at March 31, 2016 and December 31, 2015	(29,327)	(29,327)
Additional paid-in capital	396,471	394,068
Retained earnings	267,040	256,271
Total AMPNI stockholders' equity	634,704	621,526
	6
Total equity	634,704	621,526
Total liabilities and equity	$1,456,501	$1,455,555

The accompanying notes are an integral part of these condensed consolidated financial statements

                          AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2016	2015
Revenues
Revenues – third parties	$748,516	$1,010,956
Revenues – related companies	4,416	4,147
Total Revenues	752,932	1,015,103

Cost of Revenues
Cost of revenues– third parties	661,626	892,272
Cost of revenues – related companies	10,438	42,209
Total Cost of Revenues	672,064	934,481

Gross Profit	80,868	80,622

OPERATING EXPENSES:
Selling and Distribution	50,772	49,817
General and Administrative	11,496	10,306
Amortization of intangible assets	300	374
Loss on sale of vessels	-	130
Total operating expenses	62,568	60,627

Operating income	18,300	19,995

OTHER INCOME/(EXPENSE):
Interest and finance costs	(9,412)	(9,347)
Interest income	51	21
Foreign exchange gains, net	239	34
	(9,122)	(9,292)

Income before provision for income taxes	9,178	10,703

Income taxes	2,592	1,521

Net income	11,770	12,224
Net income attributable to non-controlling interest	-	-
Net income attributable to AMPNI shareholders	$11,770	$12,224

Basic earnings per common share	$0.24	$0.25
Diluted earnings per common share	$0.24	$0.25

Weighted average number of shares, basic	47,545,710	46,840,532
Weighted average number of shares, diluted	47,545,710	46,840,532

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2014	50,242,992	502	(1,971,639)	(20)	(29,307)	371,924	224,317	-	$567,416

- Net income	-	-	-	-	-	-	12,224		12,224
- Dividends declared ($0.02 per share)	-	-	-	-	-	-	(965)	-	(965)
Equity component of convertible notes	-	-	-	-	-	12,114	-	-	12,114
- Share-based compensation	932,500	10	-	-	-	2,651	-	-	2,661

BALANCE, March 31, 2015	51,175,492	512	(1,971,639)	(20)	(29,307)	386,689	235,576	-	$593,450

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2015	51,382,492	514	(1,971,639)	(20)	(29,307)	394,068	256,271	-	$621,526

- Net income	-	-	-	-	-	-	11,770	-	11,770
- Dividends declared ($0.02 per share)	-	-	-	-	-	-	(1,001)	-	(1,001)
- Share-based compensation	626,000	6	-	-	-	2,403	-	-	2,409

BALANCE, March 31, 2016	52,008,492	520	(1,971,639)	(20)	(29,307)	396,471	267,040	-	$634,704

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(UNAUDITED)

(Expressed in thousands of U.S. dollars)
	Three Months Ended March 31,
	2016	2015
Cash flows from operating activities:
Net income	$11,770	$12,224
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation	6,439	6,261
Provision of doubtful accounts	781	644
Share-based compensation	2,409	2,661
Amortization	4,566	4,484
Net deferred tax benefit	(2,879)	(2,017)
Unrealized loss on derivatives	27,628	9,009
Loss on sale of vessels, net	-	130
Unrealized foreign exchange loss / (gain)	207	(685)
Decrease / (Increase) in:
Trade receivables	(15,379)	(2,880)
Due from related companies	(1,855)	(7,987)
Inventories	(3,295)	(19,029)
Prepayments and other current assets	(15,957)	(8,809)
Increase/ (Decrease) in:
Trade payables	1,271	2,440
Other payables to related companies	(22)	(198)
Accrued and other current liabilities	(3,789)	(17,205)
(Increase) / Decrease in other non-current assets	(16)	133
Increase/ (decrease) in other non-current liabilities	271	(383)
Payments for dry-docking	(1,206)	(2,544)
Net cash provided by / (used in) operating activities	10,944	(23,751)

Cash flows from investing activities:
Advances for vessels under construction	-	(2,702)
Vessel acquisitions	(8,667)	-
Net proceeds from sale of vessels	-	49
Purchase of other fixed assets	(87)	(137)
Increase in restricted cash	(1)	(54)
Net cash used in investing activities	(8,755)	(2,844)

Cash flows from financing activities:
Proceeds from long-term debt	13,000	53,613
Repayment of long-term debt	(4,998)	(9,538)
Net change in short-term borrowings	(12,665)	(47,380)
Financing costs paid	(360)	(1,846)
Dividends paid	(1,001)	-
Net cash used in financing activities	(6,024)	(5,151)

Effect of exchange rate changes on cash and cash equivalents	407	(6,797)

Net increase / (decrease) in cash and cash equivalents	3,428	(38,543)
Cash and cash equivalents at beginning of period	139,314	129,551
Cash and cash equivalents at end of period	$135,886	$91,008

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the condensed consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans due to their variable interest rate, being EURIBOR, LIBOR or EIBOR. LIBOR, EURIBOR and EIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

2.	Significant accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2015. There have been no material changes to these policies in the three-month period ended March 31, 2016.

Debt issuance costs. In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-03, "Simplifying the Presentation of Debt Issuance Costs," ("ASU 2015-03"), which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. ASU 2015-03 requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. The amortization of such costs will continue to be reported as interest expense. Accordingly, the Company has adopted this accounting standard and reclassified the prior-period amounts to conform to the current-period presentation.

The retrospective effect of our adoption of ASU 2015-03, which affected only the presentation of deferred debt issuance costs in our Consolidated Balance Sheets at December 31, 2015, is as follows:

	Deferred charges, net	Long and short term Debt
	(In thousands)
Amount as previously presented, before adoption of ASU 2015-03	$31,652	$716,660
Deferred debt issuance costs	(11,101)	(11,101)

Amount as restated, after adoption of ASU 2015-03	$20,551	$705,559

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 13, 2015 and valid until November 14, 2016, the Company sold $24,921 and $42,748 of trade accounts receivable during the periods ended March 31, 2016 and 2015, respectively, net of servicing fees of $151 and $165, included in the condensed consolidated statements of income.

4.	Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	March 31, 2016	December 31, 2015
Held for sale:
Marine Fuel Oil	$85,879	$82,076
Marine Gas Oil	30,091	30,529
	115,970	112,605
Held for consumption:
Marine fuel	1,144	1,124
Lubricants	555	569
Stores	8	14
Victuals	149	219
	1,856	1,926
Total	$117,826	$114,531

5.	Vessels:

During the three months ended March 31, 2016, the movement of the account vessels was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2015	$480,346	(109,328)	$371,018
- Vessels acquired and delivered	8,667	-	8,667
- Vessels sold	-	-	-
- Depreciation	-	(4,334)	(4,334)
Balance, March 31, 2016	$489,013	(113,662)	$375,351

On March 23, 2016, the Company took delivery of Umnenga, a 66,895 dwt double hull bunkering tanker built in 1993 to deploy in its service station in South Africa. The vessel was purchased from a third-party seller with a total cost of $8,667.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.	Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Storage Facility	Other	Total
Cost, December 31, 2015	$9,036	$3,459	$226,910	$21,583	$260,988
- Additions	-	-	-	87	87
- Disposals	-	-	-	(27)	(27)
Cost, March 31, 2016	9,036	3,459	226,910	21,643	261,048

Accumulated depreciation, December 31, 2015	-	(724)	(5,591)	(7,890)	(14,205)
- Depreciation expense	-	(31)	(1,288)	(786)	(2,105)
- Disposals	-	-	-	26	26
Accumulated depreciation, March 31, 2016	-	(755)	(6,879)	(8,650)	(16,284)

Net book value, December 31, 2015	9,036	2,735	221,319	13,693	246,783
Net book value, March 31, 2016	$9,036	$2,704	$220,031	$12,993	$244,764

7.	Deferred Charges:

During the three months ended March 31, 2016, the movement of the account deferred charges was as follows:

Dry-docking
Balance, December 31, 2015	$20,551
- Additions	1,097
- Disposals	-
- Amortization for the period	(1,869)
Balance, March 31, 2016	$19,779

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function.

8.	Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at March 31, 2016.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Las Palmas and Panama subsidiaries, a non-compete covenant acquired with the Aegean NWE. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Concession agreements	Non-compete covenant	Total
Cost as per	December 31, 2015	$ 12,025	3,365	$ 15,390
	March 31, 2016	12,025	3,365	15,390
Accumulated Amortization as per	December 31, 2015	(3,639)	(2,973)	(6,612)
	March 31, 2016	(3,808)	(3,104)	(6,912)
NBV as per	December 31, 2015	8,386	392	8,778
	March 31, 2016	8,217	261	8,478
Amortization Schedule	April 1, to December 31, 2016	509	261	770
	2017	676	-	676
	2018	676	-	676
	2019	676	-	676
	2020	678	-	678
	Thereafter	5,002	-	5,002

9.	Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	March 31, 2016	December 31, 2015
Short-term borrowings:
Revolving overdraft facility dated 5/6/2015	$-	$5,356
Security agreement dated 8/12/2015	73,100	80,000
Borrowing base facility agreement dated 9/16/2015	163,732	164,141
Total short-term borrowings	236,832	249,497
Less: Deferred financing costs	(2,026)	(2,091)
Total short-term borrowings, net of deferred financing costs	$234,806	$247,406
Long-term debt:
Secured syndicated term loan dated 8/30/2005	$17,200	$17,780
Secured term loan facility under senior secured credit facility dated 12/19/2006	10,720	11,420
Secured term loan dated 10/25/2006	15,671	16,043
Secured term loan dated 10/27/2006	9,623	9,929
Secured syndicated term loan dated 10/30/2006	41,661	42,518
Secured term loan dated 9/12/2008	20,059	21,128
Secured syndicated term loan dated 4/24/2008	23,136	23,627
Secured syndicated term loan dated 7/8/2008	-	341
Secured term loan dated 4/1/2010	946	977
Roll over agreement dated 4/1/2010	4,300	4,233
Roll over agreement dated 3/21/2014	3,675	3,786
Senior convertible notes 2013	78,565	77,911
Senior convertible notes 2015	43,100	42,658
Borrowing base facility agreement dated 9/18/2014	75,000	75,000
Term loan facility agreement dated 10/7/2015	119,812	119,812
Secured term loan dated 3/22/2016	13,000	-
Less: Deferred financing costs	(8,135)	(9,010)
Total	468,333	458,153
Less: Current portion of long-term debt, net of deferred financing costs	(30,155)	(23,935)
Long-term debt, net of current portion and deferred financing costs	$438,178	$434,218

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The amortization of deferred financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

On March 22, 2016, the Company entered into a secured credit facility for an amount of $13,000. The loan bears interest at LIBOR plus a margin.

As at March 31, 2016, the Company was in compliance with all of its financial covenants contained in its credit facilities.

The annual principal payments of long-term debt required to be made after March 31, 2016 are as follows:

Amount
April 1 to December 31, 2016	$26,203
2017	108,752
2018	179,801
2019	79,228
2020	41,079
2021 and thereafter	54,290
Total principal payments	489,353
Less: Unamortized portion of notes' discount	(12,885)
Less: Deferred financing costs	(8,135)
Total long-term debt	$468,333

10.	Derivatives and fair value measurements:

The Company uses derivatives in accordance with its overall risk management strategy.  The changes in the fair value of these derivatives are recognized immediately through earnings.

The following describes the Company's derivative classifications:

The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of March 31, 2016 and December 31, 2015, the Company was committed to the following 15 year interest rate swap arrangement:

			As of March 31, 2016
	Interest Rate Index	Principal Amount	Fair Value/ Carrying Amount of Liability	Weighted average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$4,300	$504	10.0	2.35%

			As of December 31, 2015
	Interest Rate Index	Principal Amount	Fair Value/ Carrying Amount of Liability	Weighted average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$4,233	$4204	10.25	2.35%

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company enters into derivative transactions with counterparties that are rated AAA or at least A at the time of the transactions.

The Company enters into foreign currency contracts to hedge its exposure to variability in foreign currency related to the repayment of its long-term debt in foreign currency.  Under the terms of the foreign currency contracts, the Company agreed with the bank to exchange currencies at specified exchange rates for the scheduled outflows from the loan repayment. As of March 31, 2016 the Company was committed to 5 year currency arrangements to exchange currencies at agreed rates and for amounts related to the repayment of its foreign currency long-term loan.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis.  Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $19,114 and a liability of $23,960, as of March 31, 2016 and an asset of $46,949 and a liability of $24,533 as of December 31, 2015).

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:
		As of
Balance Sheet Location		March 31, 2016	December 31, 2015
Fuel pricing contracts
	Derivative asset, current	$-	$22,416
Fuel pricing contracts	Derivative liability, current	(4,846)	-
Currency contracts	Derivative liability, current	(44)	-
Currency contracts	Derivative liability, non-current	(237)	-
Interest rates contracts	Derivative liability, non-current	(504)	(420)
Total, net		$(5,631)	$21,996

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the three months ended March 31, 2016 and 2015:

		Three months ended March 31,
Income/ (Loss)	Statements of Income Location	2016	2015

Fuel pricing contracts	Cost of revenue - third parties	$(9,852)	$(3,523)
Currency contracts	Foreign exchange gains, net	(281)	-
Interest rate contracts	Interest and finance costs	(58)	14
Total		$(10,191)	$(3,509)

The following table sets forth by level our assets/ liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, assets/ liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

			Fair value measurements at March 31, 2016
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$(504)	-	$(504)	-
Currency contracts	(281)		(281)
Fuel pricing contracts	(4,846)	-	(4,846)	-

Total	$(5,631)	-	$(5,631)	-

	Fair value measurements at December 31, 2015
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$(420)	-	$(420)	-
Fuel pricing contracts	22,416	-	22,416	-

Total	$21,996	-	$21,996	-

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based EURIBOR rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The fair value of the foreign currency contracts is determined based on the agreed fixed and the current exchange currency for the amount agreed to be exchanged on each contract.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the periods ended March 31, 2016 and 2015, the Company entered into fuel pricing contracts for 7,225,743 metric tons and 10,560,610 metric tons, respectively.

The Company's derivatives trade in over the counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

11.	Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Three Months Ended March 31,
	2016	2015

Sales of marine petroleum products	$734,815	$994,545
Voyage revenues	6,011	8,414
Other revenues	12,106	12,144
Total Revenues	752,932	1,015,103

Cost of marine petroleum products	659,747	922,935
Cost of voyage revenues	3,524	3,868
Cost of other revenues	8,793	7,678
Total Cost of Revenues	$672,064	$934,481

Included in the cost of revenues is depreciation of $1,294 and $1,020 for the three months ended March 31, 2016 and 2015, respectively.

12.	Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Three Months Ended March 31,
	2016	2015

Salaries	$12,888	$12,281
Depreciation	3,779	3,583
Vessel hire charges	5,396	7,705
Amortization of dry-docking costs	1,629	1,257
Vessel operating expenses	7,315	6,251
Bunkers consumption	3,170	4,274
Storage costs	11,219	9,993
Broker commissions	1,381	1,332
Provision for doubtful accounts	805	644
Other	3,190	2,497
Selling and Distribution expenses	$50,772	$49,817

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.	General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:
	Three Months Ended March 31,
	2016	2015

Salaries	$5,114	$4,678
Depreciation	728	666
Office expenses	5,654	4,962
General and Administrative expenses	$11,496	$10,306

14.	Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all non-cancelable operating leases at March 31, 2016 are as follows:

April 1 to December 31, 2016	$26,255
2017	26,278
2018	25,450
2019	13,498
2020	13,056
Thereafter	137,993
Total minimum annual payments under all noncancelable operating leases	$242,530

Rent expense under operating leases was $10,395 and $7,247 for the three months period ended March 31, 2016 and 2015, respectively.

Legal Matters:

In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. In November 2013, the Court held that there is no matter pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a result, the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr. Varouxis' claim in France. The relevant pleadings were issued on December 18, 2015. According to its decision the French Court held that Varouxis is entitled to a part compensation based on a half of its claim fee of $0.01 per metric ton sold but limited to the amount of $670 with respect to the years 2005 to 2008. The Judgement is enforceable subject to the submission by Mr Varouxis to AMP of a bank guarantee as counter-security covering the reimbursement to AMP of the said sum plus interest. Until now Mr. Varouxis has been unable to submit a properly worded bank guarantee. In the meantime, both AMP and Mr. Varouxis have filed contrary appeals versus the decision issued. In any event our position continues to be that this claim is unwarranted and lacking in merit. The Company is not in a position to comment further on this matter at this time.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

On December 18, 2014, the Company and Aegean Bunkering (USA) LLC, or the Aegean Parties, filed a one-count complaint for breach of contract against Hess Corporation, or Hess, in New York Supreme Court, New York County (653887/2014). In the complaint, the Aegean Parties allege that Hess breached certain express representations and warranties in representing its financial condition in an agreement pursuant to which Hess sold its bunker oil business to Aegean Bunkering (USA) LLC. The Aegean Parties claim approximately $28,000 in compensatory damages, exclusive of interest and costs. On February 9, 2015, Hess filed an answer to the complaint. During the course of discovery, through co-counsel Boies Schiller & Flexner LLP, the Aegean Parties filed a motion for leave to amend the complaint on December 15, 2015. The proposed amended complaint added a claim for fraud and fraudulent inducement in connection with the Agreement, seeking approximately $127 million in compensatory damages, exclusive of interest and costs, and punitive damages in an amount to be determined at trial. On Hess's consent, the Aegean Parties' motion to amend the complaint was granted on January 15, 2016. On February 3, 2016, Hess filed a motion to dismiss the amended complaint in part, specifically, the fraud and fraudulent inducement claim and portions of the contract claim. The Aegean Parties' responded to the motion to dismiss on March 4, 2016, and Hess submitted its reply on March 18, 2016. The parties are now awaiting a decision from the Court. The Company is not in a position to comment further on this matter at this time.

The Company has supplied bunkers through agreements with various entities of the O.W. Bunker Group, which filed for bankruptcy in November 2014. The Company issued notice to members of the O.W. Bunker Group for the request of payment for the value of the bunkers supplied. The Company's exposure for these supplies amounts to $4,951, of which $2,922 is recorded as a provision for doubtful accounts in our consolidated balance sheets.  The Company believes that the respective members of the O.W. Bunker Group were never the rightful owners of the bunkers and is currently trying to work out escrow or other practical solutions with the end users. The Company expects to recover the amount of at least $2,029.

A Company's subsidiary, Aegean Oil Terminal Corporation, has provided storage facilities through agreements to Alco Shipping Services LLC and Alco Fuel Trading LLC. In breach of their obligations under their agreements the debtors failed to deliver any products to the terminal and to pay the invoices in the principal sum of $450. Following various demands for payment and in the absence of payment, the Company's subsidiary has terminated their agreement and commenced legal proceedings against the debtors in the High Court of London. After lodging with the court the relevant application, claim for and witness statements the Company's subsidiary received a sealed order from the High Court in London giving permission to service the Claim Form and Particulars of Claim out of the jurisdiction upon the debtors in UAE. The UK Foreign and Commonwealth Office have now returned the service process request with the documents unserved due to the fact that the debtors have moved offices. The debtors do not have a valid defense and once the claim form is served upon them the Company expects to proceed to obtain a summary judgment from the High Court in London. As soon as a judgment is obtained the Company expects to proceed to execute the same by way of arrest and sale of any of the nine ships the debtors own.

Aegean Oil Terminal Corporation has also provided storage facilities through agreements to House of Gas Trading DMCC. In breach of their obligations under their agreements the debtors failed to deliver any products to the terminal and to pay the invoices in the principal sum of $882. Following various demands for payment and in the absence of payment, the Company has terminated their agreement and commenced legal proceedings against the debtors in the High Court of London. After lodging with the court the relevant application, claim for and witness statements the Company's subsidiary received a sealed order from the High Court in London giving permission to service the Claim Form and Particulars of Claim out of the jurisdiction upon the debtors in UAE. The UK Foreign and Commonwealth Office have not yet returned the service process request. The debtors do not have a valid defense and once the claim form is served upon them the Company expects to proceed to obtain a summary judgment from the High Court in London. As soon as a judgment is obtained the Company expects to proceed to execute the same by way of arrest and sale of their assets.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

15.	Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of nonvested stock issued under the 2015 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2015 Plan.
The following table summarizes the status of the Company's non-vested shares outstanding for the three months ended March 31, 2016:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2016	1,965,983	$11.05
Granted	646,000	7.63
Vested	(311,739)	11.49
Forfeited	(20,000)	-
March 31, 2016	2,280,244	$9.72

Total compensation cost of $2,403 was recognized and included in the general and administrative expenses under accompanying condensed consolidated statements of income for the three months ended March 31, 2016.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of March 31, 2016, there was $13,081 of total unrecognized compensation cost related to nonvested share-based compensation awards. This unrecognized compensation at March 31, 2016, is expected to be recognized as compensation expense over a weighted average period of 2.0 years as follows:

Amount
April 1 to December 31, 2016	$5,836
2017	5,161
2018	1,829
2019	255
$13,081

16.	Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period using the two class method. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 16), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

As of March 31, 2016 and 2015, the Company excluded 2,280,244 and 1,939,816 non-vested shares, respectively, as anti-dilutive. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The treasury stock method is used in calculating diluted earnings per share for the Notes as the Company expects to settle the principal in cash.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Three Months Ended March 31,
	2016	2015

Net and diluted income	$11,770	$12,224

Less: Dividends declared and undistributed earnings allocated to unvested shares	(503)	(475)
Basic and diluted income available to common stockholders	$11,267	$11,749

Basic weighted average number of common shares outstanding	47,575,710	46,840,532

Diluted weighted average number of common shares outstanding	47,575,710	46,840,532

Basic earnings per common share	$0.24	$0.25
Diluted earnings per common share	$0.24	$0.25

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

17.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax expense/ (benefit) for the periods presented and the respective effective tax rates for such periods are as follows:

	Three Months Ended March 31,
	2016	2015
Current tax expense	$(287)	$496
Net deferred tax benefit	2,879	(2,017)
Income tax expense/ (benefit)	$2,592	$(1,521)
Effective tax rate Reconciliation	36.53%	26.63%

Our provision for income taxes for each of the three-month periods ended March 31, 2016 and 2015 was calculated for the Company's subsidiaries based in Belgium, Canada, Germany, Russia and the U.S. that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax expense/ (benefit) recorded in the financial statements is as follows:

	Three Months Ended March 31,
	2016	2015
Income tax expense on profit before tax at statutory rates	$2,803	$(2,097)
Effect of permanent differences	(211)	576
Total tax expense/ (benefit)	$2,592	$(1,521)

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

18.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.
The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.
The Company is domiciled in the Marshall Islands but provides no services in that location. It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile. In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

19.	Subsequent Events:

Sale of vessel: On April 14, 2016, the Company signed a Memorandum of Agreement to sell its vessel Aegean Champion, a 23,400 dwt double hull bunkering tanker built in 1991, to a third-party purchaser, for a purchase price of $5,700, resulting in a total loss of approximately $1,500.  The vessel was delivered to its new owner on May 11, 2016.